Exhibit 99.1

Press Release

GasLog Partners LP Announces the Change in Certified Accountants

Piraeus, Greece, March 22, 2021, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, announced today the change in Group’s certified accountants.

On March 10 and 11, 2021, our audit committee and board of directors, respectively, approved the engagement of Deloitte Certified Public Accountants S.A. to audit our financial statements for the fiscal year ending December 31, 2021, following the expiration of the term of engagement of Deloitte LLP, subject to the approval of our unitholders at the 2021 annual general meeting.

Deloitte LLP’s reports on the consolidated financial statements of GasLog Partners, for the fiscal years ended December 31, 2020 and 2019 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty or audit scope.

We and Deloitte LLP did not, during the two most recent fiscal years and the subsequent period through March 11, 2021, have any disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Deloitte LLP, would have caused Deloitte LLP to make reference to the matter in its reports on our financial statements; and there were no reportable events as the term is described in Item 16F(a)(1)(v) of Form 20-F.

We have requested that Deloitte LLP furnish a letter addressed to the Securities and Exchange Commission stating whether or not Deloitte LLP agrees with the statements in this report. A copy of such letter dated March 22, 2021 is filed as Exhibit 99.2 to this report.

At no time during the two most recent fiscal years or the subsequent period through March 11, 2021 did we consult with Deloitte Certified Public Accountants S.A. regarding the application of accounting principles to a specific completed or proposed transaction, or the type of audit opinion that might be rendered on the Partnership’s consolidated financial statements.

About GasLog Partners

GasLog Partners is a growth-oriented owner, operator and acquirer of LNG carriers. The Partnership’s fleet consists of 15 LNG carriers with an average carrying capacity of approximately 158,000 cbm. GasLog Partners is a publicly traded master limited partnership (NYSE: GLOP) but has elected to be treated as a C corporation for U.S. income tax purposes and therefore its investors receive an Internal Revenue Service Form 1099 with respect to any distributions declared and received. The Partnership’s principal executive offices are located at 69 Akti Miaouli, 18537, Piraeus, Greece. Visit GasLog Partners’ website at http://www.gaslogmlp.com.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1-212-223-0643

E-mail: ir@gaslogmlp.com

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